[LETTERHEAD OF MORGANS HOTEL GROUP CO.]

February 9, 2006

VIA EDGAR AND FACSIMILE

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 1580
Mail Stop 4561
Washington, D.C. 20549

Attention: Geoffrey M. Ossias

Re:	Morgans Hotel Group Co. Registration Statement on Form S-1 (File No. 333-129277)

Dear Mr. Ossias:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Morgans Hotel Group Co. (the "Company") hereby requests acceleration of effectiveness of its Registration Statement on Form S-1 (File No. 333-129277), as amended (the "Registration Statement"), to February 9, 2006 at 11 a.m. Eastern Time, or as soon as possible thereafter. On behalf of each of the underwriters of the securities to be sold under the Registration Statement, Morgan Stanley & Co. Incorporated will request acceleration of the Registration Statement under separate cover.

        In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

  1.
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  2.
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  3.
  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Robert W. Downes of Sullivan & Cromwell LLP at (212) 558-4312 with any questions you may have. In addition, please notify Mr. Downes when this request for acceleration has been granted.

Very truly yours,
/s/ Marc Gordon
Marc Gordon
Chief Investment Officer and Executive Vice President of Capital Markets

Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith
                      Incorporated

As representatives of the several Underwriters

c/o Morgan Stanley & Co. Incorporated
      1585 Broadway
      New York, New York 10036

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Geoffrey M. Ossias

  Re:
  MORGANS HOTEL GROUP CO.
  REGISTRATION STATEMENT NO. 333-129277

February 9, 2006

Dear Mr. Ossias:

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that the Registration Statement on Form S-1 filed on October 27, 2005, as amended, as well as the Preliminary Prospectus dated February 1, 2006, were distributed during the period February 1, 2006, through the date hereof as follows:

Registration Statement	Preliminary Prospectus
7 to 7 Underwriters	Approximately 32,000 to Underwriters and others

        We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Morgans Hotel Group Co. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 12:00 p.m. on February 13, 2006, or as soon as possible thereafter.

Very truly yours,
Morgan Stanley & Co. Incorporated Merrill Lynch, Pierce, Fenner & Smith Incorporated
As representatives of the several Underwriters
By:	Morgan Stanley & Co. Incorporated
	By:	/s/ TAYLOR WRIGHT Name: Taylor Wright Title: Managing Director